FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 2006

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Dealing by Directors Companies Act 1985 Sections 324 / 329”, dated 2 May 2006.

2.	Press release entitled, “AstraZeneca Discontinues Development of GALIDA™ (tesaglitazar)”, dated 4 May 2006.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 5 May 2006.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 8 May 2006.

5.	Press release entitled, “AstraZeneca PLC AGM Resolutions“, dated 9 May 2006.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 10 May 2006.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 11 May 2006.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 12 May 2006.

9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 15 May 2006.

10.	Press release entitled, “AstraZeneca announces major long-term strategic investment in biological therapeutics with a recommended £702 million cash offer for Cambridge Antibody Technology Group plc at 1,320p per share and 1,320p per ADS”, dated 15 May 2006.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 16 May 2006.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 May 2006.

13.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 18 May 2006.

14.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 19 May 2006.

15.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 22 May 2006.

16.	Press release entitled, “Dealing by Directors Companies Act 1985 Sections 324 / 329”, dated 23 May 2006.

17.	Press release entitled, “Recommended Cash Offer by AstraZeneca UK Limited for Cambridge Antibody Technology Group plc. Posting of Offer Document”, dated 23 May 2006.

18.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 24 May 2006.

19.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 25 May 2006.

20.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 30 May 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	2 June 2006	By:	/s/ A C N Kemp

			Name:	A C N Kemp
			Title:	Assistant Secretary

Item 1

Dealing by Directors
Companies Act 1985 Sections 324/329

We hereby inform you that the interest of David R Brennan, a Director of the Company, in the American Depositary Shares (ADSs) of AstraZeneca PLC has changed as detailed below. One ADS equals one Ordinary Share.

As previously notified on 28 March 2006, Mr Brennan became unconditionally entitled to 31,780 ADSs on the partial vesting of an award under the terms of the AstraZeneca US Executive Performance Share Plan. At that time, Mr Brennan elected to defer the value of those ADSs, less certain mandatory tax deductions, into the AstraZeneca US Executive Deferred Compensation Plan, a unitised stock fund in which Mr Brennan, in common with other participating US executives, is deemed to have a notional interest in ADSs calculated by reference to the fund value and the closing price of AstraZeneca ADSs. This deferral occurred automatically on 28 April 2006, following which Mr Brennan has a notional interest in 28,831 ADSs in the AstraZeneca US Executive Deferral Plan as at 28 April 2006 based on that day’s closing price of US$55.13.

In total, Mr Brennan now has an interest in 167,453 AstraZeneca ADSs and 79,461 Ordinary Shares, including the notional interest in ADSs in the AstraZeneca US Executive Deferred Compensation Plan referred to above.

G H R Musker
Company Secretary
2 May 2006

Item 2

AstraZeneca Discontinues Development of GALIDA™ (tesaglitazar)

AstraZeneca today announced the discontinuation of the GALIDA development programme. GALIDA is a dual PPAR alpha and gamma agonist and was in phase III development for the treatment of the glucose and lipid abnormalities associated with type 2 diabetes.

Following analysis and interpretation of recently obtained results from the first four of eight Phase III clinical trials (GALLANT 6,7,8 and 9) and one Phase II trial (ARMOR), which were reviewed in consultation with external experts, the company considers that the overall benefit / risk profile is unlikely to offer patients significant advantage over currently available therapy.

Central to the decision is data showing elevations in serum creatinine and an associated decrease in Glomerular Filtration Rate (GFR). The magnitude of the serum creatinine elevation was greater than anticipated based on earlier clinical studies. Such elevations reversed towards baseline upon stopping treatment with the drug and have not been associated with kidney toxicity.

There is no immediate safety concern for patients and all primary efficacy endpoints were met in the Phase III trials. Patients are advised to speak with their physician before stopping their treatment. All ongoing GALIDA clinical studies will now be brought to a close and physicians will be advised to switch patients to the alternative available therapies at their next scheduled visit. There are currently 2,245 patients taking GALIDA within clinical trials.

David Brennan, Chief Executive Officer, AstraZeneca PLC, commented: “We have acknowledged that GALIDA was in a class with a high degree of uncertainty and the decision to discontinue is disappointing. We remain committed to further strengthening AstraZeneca’s pipeline of new medicines both from our own research efforts and through the continued pursuit of external opportunities to enhance our business.”

Further analysis of data from the GALIDA development programme is ongoing and the company will make the data available as appropriate through scientific presentation, publication and via the company’s Clinical Trials Website once completed.

AstraZeneca has other PPAR agonist programmes in development and learning from the GALIDA programme will be applied to these once final analysis of the data is concluded.

-Ends-

4th May 2006

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Jorgen Winroth, Tel +1 (212) 579 0506

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 4 May 2006, it purchased for cancellation 1,720,000 ordinary shares of AstraZeneca PLC at a price of 2938 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,581,715,783.

G H R Musker
Company Secretary
5 May 2006

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 5 May 2006, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2928 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,580,829,011.

G H R Musker
Company Secretary
8 May 2006

Item 5

ASTRAZENECA PLC

AGM RESOLUTIONS

In accordance with paragraphs 9.6.2 and 9.6.3 of the Listing Rules, copies of the relevant resolutions passed at the Annual General Meeting of AstraZeneca PLC on 27 April 2006 have been submitted to the UK Listing Authority and will shortly be available for inspection via the UK Listing Authority’s Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London, E14 5HS.

Graeme Musker
Company Secretary
9 May 2006

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 May 2006, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2949 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,580,231,448.

G H R Musker
Company Secretary
10 May 2006

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 10 May 2006, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 2951 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,579,576,981.

G H R Musker
Company Secretary
11 May 2006

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 11 May 2006, it purchased for cancellation 1,350,000 ordinary shares of AstraZeneca PLC at a price of 2924 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,578,260,051.

G H R Musker
Company Secretary
12 May 2006

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 12 May 2006, it purchased for cancellation 1,400,000 ordinary shares of AstraZeneca PLC at a price of 2871 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,576,951,666.

G H R Musker
Company Secretary
15 May 2006

Item 10

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

15 May 2006

     AstraZeneca announces major long-term strategic investment in biological therapeutics with a recommended £702 million cash offer for Cambridge Antibody Technology Group plc at 1,320p per share and 1,320p per ADS

Summary

The boards of AstraZeneca and CAT announce that they have agreed terms of a recommended cash offer to be made by AstraZeneca to acquire the entire issued and to be issued share capital of CAT not otherwise held by AstraZeneca. The Offer for each CAT Share will be at 1,320 pence in cash and the Offer for each CAT ADS will be at 1,320 pence in cash, equivalent to US$24.96 per ADS (based on the exchange rate as at 12 May 2006). The Offer values CAT’s existing issued share capital, excluding AstraZeneca’s existing shareholding in CAT, at approximately £567 million and the entire issued share capital of CAT at approximately £702 million.

Building on the success of an existing collaboration, and recognising the increasing importance of biotechnology in medical research, CAT will become central to AstraZeneca’s plans to establish a major international presence in the research and development of biological therapeutics. AstraZeneca’s science base already possesses discovery and development capabilities for new biological medicines which will be combined with those of CAT and expanded through further investment. This enhanced research capability, combined with AstraZeneca’s global development, marketing and sales resources, will establish an international platform capable of accelerating the delivery of new medicines in AstraZeneca’s prioritised disease areas, embracing both monoclonal antibodies and novel biological entities.

Highlights

•	In late 2004, AstraZeneca and CAT entered into a Collaboration and Licence Agreement jointly to discover and develop human monoclonal antibodies and AstraZeneca acquired a shareholding in CAT that currently represents approximately 19.2% of the issued share capital.

•	AstraZeneca now intends to create a major R&D capability to deliver biological therapeutics, and the integration of CAT is central to these plans. The new organisation will be led from CAT’s Cambridge headquarters and will be distinct from but complementary to AstraZeneca’s small molecule capability.

•	CAT’s capabilities, when combined with AstraZeneca’s global development and marketing expertise, will deliver an expanded pipeline of novel biological therapeutics to address unmet medical needs of patients in AstraZeneca’s targeted disease areas.

•	AstraZeneca’s ability to bring additional resources and capabilities to CAT will allow it to develop CAT’s technology platform beyond its current capability and across a number of therapeutic areas including Respiratory & Inflammation, Oncology & Infection, Neuroscience, Cardiovascular and Gastro-intestinal.

•	CAT also provides AstraZeneca with several other substantial assets beyond its current scientific capabilities. These include a royalty stream on the sales of HUMIRA®, potential milestones and royalties on CAT’s other licensed products and access to CAT’s proprietary pipeline (including CAT-3888 in Phase II and CAT-354 in Phase I), which will be integrated into AstraZeneca’s development portfolio. In addition, CAT had a balance of net cash and liquid resources of approximately £152 million as at 31 December 2005.

•	The acquisition will not alter AstraZeneca PLC’s EPS guidance or its share repurchase programme for 2006.

The Offer

•	The Offer represents a premium of approximately 66.9% to the closing mid market price of CAT’s Shares on the London Stock Exchange of 791 pence per share and 68.2% to the closing mid market quotation of CAT’s ADSs on NASDAQ of US$14.84 per ADS, each on 12 May 2006 (being the last dealing day prior to the date of this announcement) and a premium of 88.0% to CAT’s average price of 702 pence per share and a premium of 98.7% to CAT’s average price of US$12.56 per ADS over the last twelve months prior to the date of this announcement.

•	The directors of CAT, who have been so advised by Morgan Stanley, consider the terms of the Offer to be fair and reasonable. In providing its advice, Morgan Stanley has taken into account the commercial assessments of the directors of CAT.

•	The directors of CAT intend unanimously to recommend that CAT Shareholders accept the Offer, as the directors of CAT have irrevocably undertaken to do in respect of their own beneficial shareholdings.

•	A Loan Note Alternative will also be made available to all CAT Shareholders (other than any CAT Shareholders in any Restricted Jurisdiction, which includes the United States).

•	The Offer is conditional, amongst other things, upon receiving the required regulatory clearances. Further information on the terms and conditions to which the Offer will be subject are set out in Appendix 1 and will be set out in the Offer Document, which AstraZeneca intends to despatch to CAT Shareholders as soon as practicable.

Irrevocable undertakings

AstraZeneca has received irrevocable undertakings to accept the Offer from each of the directors of CAT, in respect of 190,569 CAT Shares in aggregate, representing approximately 0.36 per cent. of the existing issued share capital of CAT. All of these undertakings will remain binding notwithstanding a higher competing offer.

Further details of these irrevocable undertakings are set out in Appendix 3 to this announcement.

Commenting on the Offer, David Brennan, Chief Executive Officer of AstraZeneca PLC, said:

“This acquisition represents a major long-term strategic investment by AstraZeneca in novel biological therapeutics. It is our intention to both expand and broaden the scope of our discovery and development pipeline and we expect that, by 2010, up to a quarter of our candidates for full scale development will be biological therapeutic agents.

“The success of the collaboration over the last two years has demonstrated AstraZeneca’s and CAT’s complementary skills and expertise. We will now build on this success by combining CAT’s research and development capability in novel biological therapeutics with our own expertise in discovery, global product development and sales and marketing. Together we will create, for the long term, an opportunity to introduce more medicines that will deliver real benefit to patients worldwide.”

Dr. Paul Nicholson, Chairman of CAT, said:

“After careful consideration, the board has unanimously decided to recommend the Offer to shareholders. The Offer recognises CAT’s leading position in the discovery and development of new antibody medicines and provides shareholders with an attractive premium through a cash offer.

“The Offer represents the successful culmination of CAT’s development since its founding in collaboration with the Laboratory of Molecular Biology of the UK Medical Research Council to the point where the excellence of its technologies and capabilities is now recognised globally. HUMIRA® is the first marketed product to come from CAT’s technologies and the first blockbuster product to come from the UK biotechnology industry. We are extremely pleased that AstraZeneca has recognised those qualities through this acquisition, demonstrating the successful growth and development of CAT as a UK biopharmaceutical company.”

Peter Chambré, CEO of CAT, said:

“CAT has developed outstanding capabilities in the rapidly growing field of antibody therapeutics. The excellent progress of the strategic alliance with AstraZeneca since December 2004 has demonstrated the power of combining the capabilities of both organisations and reflects the skills and dedication of CAT and AstraZeneca’s people. The Offer represents the next logical step in the successful development of CAT. By enabling the resources of AstraZeneca to be committed to realising the full potential of the CAT technologies and capabilities, there is the opportunity to develop a global leadership position in biological therapeutics and a major pipeline of new biological medicines for the benefit of patients. We are very excited about this next opportunity for the people who have made such an important contribution to the success of CAT.”

Goldman Sachs International is acting as financial adviser to AstraZeneca. Goldman, Sachs & Co. is acting as dealer manager in the United States for AstraZeneca. Morgan Stanley is acting as financial adviser and joint corporate broker to CAT. JPMorgan Cazenove Limited is acting as joint corporate broker for CAT.

This summary should be read in conjunction with, and is subject to, the full text of the following announcement. Appendix 2 of this announcement contains the sources and bases of certain information used in this summary and in the following announcement. Appendix 4 of this announcement contains definitions of certain terms used in this summary and the following announcement.

Enquiries:
AstraZeneca
Media Enquiries:
Steve Brown (London)	+44 (0)20 7304 5033
Edel McCaffrey (London)	+44 (0) 20 7304 5034
Staffan Ternby (Sweden)	+46 8 553 26107
Analyst/Investor Enquiries:
Jonathan Hunt (London)	+44 (0) 20 7304 5084
Mina Blair (London)	+44 (0) 20 7304 5087

Ed Seage (US)	+1 302 886 4065
Jörgen Winroth (US)	+1 212 579 0506
Goldman Sachs International	+44 (0) 20 7774 1000
Guy Slimmon
Mark Sorrell
CAT	+44 (0) 1223 471 471
Peter Chambré
John Aston
Rowena Gardner
Morgan Stanley (Financial Adviser to CAT)	+44 (0) 20 7425 5000
Laura Howard
Henry Stewart
Brian Magnus
Morgan Stanley (Joint Corporate Broker to CAT)	+44 (0) 20 7425 5000
Peter Moorhouse
JPMorgan Cazenove (Joint Corporate Broker to CAT)	+44 (0) 20 7588 2828
Tony Brampton
Hogarth Partnership (UK and Europe) (PR Adviser to CAT)	+44 (0) 20 7357 9477
Chris Matthews
Melanie Toyne-Sewell
Andrew Jaques
BMC Communications (US media) (PR Adviser to CAT)	+1 212 477 9007 (ext. 17)
Brad Miles
Trout Group (US Investors) (PR Adviser to CAT)	+1 212 477 9007 (ext. 15)
Brandon Lewis

AstraZeneca PLC will be holding an analyst presentation by webcast and teleconference as follows:

Presentation

The presentation will be available 15 minutes prior to the start of the analysts teleconference/webcast.

Audio webcast

The webcast will start at 10:30BST. Participants will be able to register for the webcast up to 15 minutes prior to the start of the webcast.

Teleconference details

10:30BST, 11:30CEST, 05:30EDT

There will be an interactive Q&A session
UK freephone	0800 559 3272
US freephone	1 866 239 0753
International	+44 (0)20 7138 0814
Emergency back-up	+353 (0) 1 665 0186
Journalists are invited to listen only on	+44 (0)20 7138 0813

Teleconference replay details
A replay facility will be available from 12:00BST on Monday 15 May
UK freephone	0800 559 3271	4770729 #
US freephone	1 866 239 0765	4770729 #
International	+44 (0)20 7806 1970	4770729 #

This announcement is for informational purposes only and does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. This announcement also does not constitute a Solicitation / Recommendation Statement under the rules and regulations of the US Securities and Exchange Commission (the "SEC"). The Offer will be made solely by means of an Offer Document and the Acceptance Forms accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In the United States, AstraZeneca will file a Tender Offer Statement containing the Offer Document and other related documentation with the SEC on Schedule TO and CAT will file a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 on or about the date the Offer Document is mailed to CAT Shareholders. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by AstraZeneca or CAT in connection with this Offer will be available from the date the Offer Document is mailed to CAT Shareholders on the SEC’s website at http://www.sec.gov. The Offer Document and Acceptance Forms accompanying the Offer Document will be made available to all CAT Shareholders at no charge to them. CAT Shareholders are advised to read the Offer Document and the accompanying Acceptance Forms when they are sent to them because they will contain important information. CAT Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.

It should be noted that by virtue of the conflicting provisions of the City Code and the Exchange Act, the Panel has agreed that the Acceptance Condition can be structured so that the Offer cannot become or be declared unconditional as to acceptances until such time as all other conditions of the Offer have been satisfied, fulfilled or, to the extent permitted, waived. The Acceptance Condition in paragraph 1 of Appendix 1 has been amended accordingly.

Goldman Sachs International, which is authorised and regulated by the Financial Services Authority, is acting exclusively for AstraZeneca and no one else in connection with the Offer and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Morgan Stanley is acting exclusively for CAT in connection with the Offer and no one else and will not be responsible to anyone other than CAT for providing the protections afforded to clients of Morgan Stanley, or for providing advice in relation to the Offer or any other matters referred to in this announcement.

JPMorgan Cazenove Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CAT in connection with the Offer and no one else and will not be responsible to anyone other than CAT for providing the protections afforded to clients of JPMorgan Cazenove Limited, or for providing advice in relation to the Offer, or any other matters referred to in this announcement.

The availability of the Offer to CAT Shareholders who are not resident in and citizens of the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the Offer Document.

Unless otherwise determined by AstraZeneca or required by the City Code, and permitted by applicable law and regulation, the Offer, including the Loan Note Alternative, will not be made, directly or indirectly, in, into or from, and will not be capable of acceptance in or from Canada or Japan or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Canada or Japan or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction. Persons receiving this announcement (including custodians, nominees and trustees) should observe these restrictions and should not send or distribute this announcement in, into or from any such jurisdictions.

The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the Securities Act or under the securities laws of any state or other jurisdiction of the United States (or under the securities laws of any other jurisdiction, the residents of which AstraZeneca is advised to treat as Restricted Overseas Persons); the relevant clearances have not been, and will not be, obtained from the securities commission of any province, territory or jurisdiction of Canada; and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, unless an exemption under such act or securities laws is available or unless otherwise determined by AstraZeneca, and permitted by applicable law and regulation, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan.

This document includes convenience translations of the consideration to be paid by AstraZeneca from pounds sterling or pence into US dollars. All such amounts have been translated at the exchange rate of £1.00 : $1.8911, the daily noon buying rate for pounds sterling in New York certified by the New York Federal Reserve Bank for customs purposes on 12 May 2006, the last business day prior to the Announcement. Any US dollar amounts actually paid to holders of CAT ADSs will be determined by the tender agent after it converts the pounds sterling proceeds it receives from AstraZeneca into US dollars at the exchange rate obtainable on the spot market in London (net of fees, expenses and withholding taxes, if any) on the date such proceeds are received by the tender agent from AstraZeneca. CAT Shareholders in the United States shall receive all payments in pounds sterling.

To the extent permitted by the City Code, the rules of the UK Listing Authority and the rules of the London Stock Exchange and the Exchange Act, AstraZeneca and its nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, CAT Shares outside the United States during the period in which the Offer remains open for acceptance. Any such purchases will be publicly disclosed in accordance with applicable law in the United Kingdom and the United States.

Forward Looking Statements

This announcement includes certain "forward-looking statements". These statements are based on the current expectations of the management of CAT and AstraZeneca and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include statements about the expected effects on AstraZeneca of the Offer, the expected timing and scope of the Offer, and all other statements in this announcement other than historical facts. Forward-looking statements include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the conditions to the Offer, and AstraZeneca's ability successfully to integrate the operations and employees of CAT, as well as additional factors, such as changes in economic conditions, changes in the level of capital investment, success of business and operating initiatives and restructuring objectives, costs associated with research and development, changes in the prospects for products in the research and development pipeline of AstraZeneca or CAT, customers' strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither CAT nor AstraZeneca undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of CAT, all "dealings" in any "relevant securities" of CAT (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest" in "relevant securities" of CAT, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of CAT by AstraZeneca or CAT, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) (7.00am New York City time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel’s website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7382 9026; fax +44 (0) 20 7638 1554.

Not for release, publication or distribution, in whole or in part, in, into or from Canada or Japan.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

15 May 2006

Recommended cash offer

by AstraZeneca UK Limited

for

Cambridge Antibody Technology Group plc

Introduction

The boards of AstraZeneca and CAT announce that they have agreed terms of a recommended cash offer to be made by AstraZeneca to acquire the entire issued and to be issued share capital of CAT not otherwise held by AstraZeneca, either in the form of CAT Shares or CAT ADSs. The terms of the Offer value the existing issued share capital of CAT, excluding AstraZeneca’s existing shareholding in CAT, at approximately £567 million and the entire issued share capital of CAT at approximately £702 million.

Goldman Sachs International is acting as financial adviser to AstraZeneca. Goldman, Sachs & Co. is acting as the dealer manager in the United States for AstraZeneca. Morgan Stanley is acting as financial adviser to CAT.

Summary of the Offer

Under the Offer, which will be subject to the conditions and further terms set out below and in Appendix 1 and the full terms and conditions which will be set out in the Offer Document, CAT Shareholders will be entitled to receive:

for each CAT Share, 1,320 pence in cash

for each CAT ADS, 1,320 pence in cash

The Offer values the entire existing issued share capital of CAT, excluding AstraZeneca’s existing shareholding in CAT, at approximately £567 million and the entire issued share capital of CAT at approximately £702 million.

The Offer represents a premium of approximately 66.9% to the closing mid market price of CAT’s Shares on the London Stock Exchange of 791 pence per share and 68.2% to the closing mid market quotation of CAT’s ADSs on NASDAQ of US$14.84 per ADS, each on 12 May 2006 (being the last dealing day prior to the date of this announcement) and a premium of 88.0% to CAT’s average price of 702 pence per share and a premium of 98.7% to CAT’s average price of US$12.56 per ADS over the last twelve months prior to the date of this announcement. The Offer for each CAT ADS will be 1,320 pence in cash, equivalent to US$24.96 per ADS (based on the exchange rate as at 12 May 2006).

CAT Shares that are subject to the Offer (including those represented by CAT ADSs) will be acquired fully paid with full title guarantee and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other third party rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including, without limitation, voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this announcement.

A Loan Note Alternative will be made available to all CAT Shareholders (other than any CAT Shareholders in any Restricted Jurisdiction, which includes the United States), further details of which are set out below.

Recommendation

The directors of CAT, who have been so advised by Morgan Stanley, consider the terms of the Offer to be fair and reasonable. In providing its advice, Morgan Stanley has taken into account the commercial assessments of the directors of CAT.

The directors of CAT intend unanimously to recommend that CAT Shareholders accept the Offer, as the directors of CAT have irrevocably undertaken to do in respect of their own beneficial shareholdings.

Irrevocable undertakings

AstraZeneca has received irrevocable undertakings to accept the Offer from each of the directors of CAT, in respect of 190,569 CAT Shares in aggregate, representing approximately 0.36 per cent. of the existing issued share capital of CAT. All of these undertakings will remain binding notwithstanding a higher competing offer.

Further details of these irrevocable undertakings are set out in Appendix 3 to this announcement.

The Loan Note Alternative

As an alternative to all or some of the cash consideration of 1,320 pence per CAT Share, CAT Shareholders (other than any CAT Shareholders in any Restricted Jurisdiction, which includes the United States) who validly accept the Offer will be able to elect to receive Loan Notes issued by AstraZeneca on the following basis:

for each £1 of cash consideration

£1 nominal value of Loan Notes

The Loan Note Alternative will be conditional upon the Offer becoming or being declared unconditional in all respects. The Loan Note Alternative will remain open for acceptance until the Offer closes.

The Loan Notes will be issued by AstraZeneca, credited as fully paid, in amounts and integral multiples of £1 and the balance of any entitlement that is not a whole multiple of £1 will be disregarded and not issued. The Loan Notes will bear interest at 0.75 per cent. below six-month sterling LIBOR to be determined on the first business day of each interest period. Interest will be payable by half-yearly instalments in arrears (less any tax) on 30 June and 31 December in each year. The first payment of interest will be made on the first 30 June or 31 December date which falls more than six months after the date of issue of the Loan Notes (the “First Payment Date”).

On the First Payment Date, interest will be paid in respect of the period from (and including) the date of issue of the relevant Loan Notes to (but excluding) the First Payment Date. The Loan Notes will be redeemable in whole or in part for cash at par at the option of noteholders on the first 30 June or 31 December date which falls more than six months after the date of issue of the Loan Notes and subsequently on each interest payment date.

Unless AstraZeneca decides otherwise, no Loan Notes will be issued by AstraZeneca unless, on or before the date on which the Offer becomes or is declared unconditional in all respects, the aggregate nominal value of all Loan Notes to be issued as a result of valid elections for the Loan Note Alternative exceeds £2,000,000. If such aggregate is less than £2,000,000, any such election shall, unless AstraZeneca decides otherwise, be void and, provided the acceptance of the Offer is otherwise valid, the relevant CAT Shareholders will be deemed to have accepted the Offer for cash. AstraZeneca will have the right to redeem all of the Loan Notes if the aggregate nominal value of outstanding Loan Notes falls below £2,000,000 or if fewer than 25 per cent. of the Loan Notes issued in connection with the Offer remain outstanding at any time during their term. If not previously redeemed, the final redemption date will be 30 June 2011. Any Loan Notes outstanding on the final redemption date will be redeemed at par (together with any accrued interest) on that date. The Loan Notes will not generally be transferable, and no application will be made for them to be listed on, or dealt on, any stock exchange or other trading facility.

The Loan Notes and the Loan Note Instrument constituting them will be governed by and construed in accordance with English law and will be unsecured obligations of AstraZeneca.

Further details of the Loan Notes and the Loan Note Alternative will be contained in the formal Offer Document.

Information relating to AstraZeneca and AstraZeneca PLC

AstraZeneca is engaged in the research, development, manufacture and marketing of prescription pharmaceuticals, focusing on gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products. AstraZeneca is a wholly-owned subsidiary of AstraZeneca PLC and the principal UK trading entity in the AstraZeneca PLC group.

For the fiscal year ended 31 December 2004 and prepared in accordance with UK Accounting Standards, AstraZeneca had turnover of approximately £3.3 billion, profit before tax of approximately £0.7 billion and net assets of approximately £5.2 billion.

AstraZeneca PLC is a major international healthcare business and is one of the world's leading pharmaceutical companies with a market capitalisation of £45.1 billion. For the fiscal year ended 31 December 2005 and prepared in accordance with International Financial Reporting Standards (IFRS), AstraZeneca PLC had revenues of approximately $23.95 billion and profit before tax of approximately $6.67 billion. AstraZeneca PLC is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

Information relating to CAT

CAT is a biopharmaceutical company, aiming to bring improvements to seriously ill patients' lives through its leading position in the discovery and development of human therapeutic antibodies. CAT has excellent proprietary technology for rapidly isolating human monoclonal antibodies using Phage Display and Ribosome Display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for CAT's strategy to develop a portfolio of antibody-based drugs.

CAT seeks to develop products independently and in collaboration with partners. CAT also seeks to licence its technologies to enable others to develop new medicines.

HUMIRA®, licensed to Abbott, is the first CAT-derived human monoclonal antibody to be approved for marketing. It was isolated and optimised in collaboration with Abbott and has been approved for marketing as a treatment for rheumatoid arthritis in 57 countries, and for psoriatic arthritis and early RA in some European countries. HUMIRA® generated $1.4 billion in Abbott reported 2005 revenue.

CAT has three human therapeutic product candidates in clinical development: CAT-354 for severe asthma, GC-1008 for idiopathic pulmonary fibrosis in collaboration with Genzyme and CAT-3888 for a number of B-cell malignancies.

There are six CAT-derived human monoclonal antibodies licensed to partners at various stages of clinical development: ABT-874 (Abbott), LymphoStat-B™, HGS-ETR1, HGS-ETR2, ABthrax™ (all Human Genome Sciences) and MYO-029 (Wyeth).

CAT is based near Cambridge, UK, with a new site in Palo Alto, USA and currently employs around 300 people. CAT Shares are listed on the Official List and traded on the London Stock Exchange (GB0001662252) and on NASDAQ (US1321481079).

For the year ended 30 September 2005, in accordance with UK GAAP, CAT reported an operating loss of £9.3 million (2004: operating loss of £42.2 million).

Background to and reasons for the Offer

In late 2004, AstraZeneca and CAT entered into a Collaboration and Licence Agreement jointly to discover and develop human monoclonal antibodies and AstraZeneca acquired a shareholding in CAT that currently represents approximately 19.2 per cent. of the issued share capital.

Building on the success of the collaboration, and recognising the increasing importance of biotechnology in medical research, AstraZeneca is now making this Offer with the aim that CAT will become central to AstraZeneca’s plans to establish a major international presence in the research and development of biological therapeutics. AstraZeneca’s science base already possesses discovery and development capabilities for new biological medicines which will be combined with those of CAT and expanded through further investment. This enhanced research capability, combined with AstraZeneca’s global development, marketing and sales resources, establishes an international platform capable of delivering new medicines in AstraZeneca’s prioritised disease areas, embracing both monoclonal antibodies and novel biological entities, at a more rapid pace than could be achieved through the existing alliance. CAT has a number of licensing agreements in place and AstraZeneca intends to honour all existing licensing agreements following the Offer.

CAT’s capabilities, when combined with AstraZeneca’s global development and marketing expertise, will deliver an expanded pipeline of novel biological therapeutics to address unmet medical needs of patients in AstraZeneca’s targeted disease areas. AstraZeneca’s ability to bring additional resources and capabilities to CAT will allow it to develop CAT’s technology platform beyond its current capability and across a number of therapeutic areas including Respiratory & Inflammation, Oncology & Infection, Neuroscience, Cardiovascular and Gastro-intestinal. CAT also provides AstraZeneca with several other substantial assets beyond its current scientific capabilities. These include a royalty stream on the sales of HUMIRA®, potential milestones and royalties on CAT’s other licensed products and access to CAT’s proprietary pipeline (including CAT-3888 in Phase II and CAT-354 in Phase I), which will be integrated into AstraZeneca’s development portfolio. In addition, CAT had a balance of net cash and liquid resources of approximately £152 million as at 31 December 2005.

AstraZeneca now intends to create a major R&D capability to deliver biological therapeutics, and the integration of CAT is central to these plans. The new organisation will be led from CAT’s Cambridge headquarters and will be distinct from but complementary to AstraZeneca’s small molecule capability.

Management and employees of CAT

Part of the rationale for the Offer is the value that AstraZeneca places on the skills, expertise and experience of existing management and employees of CAT. In recognition of this, AstraZeneca will procure that the employees of CAT at the time the Offer closes will, provided they remain in CAT's employment on the first anniversary of closing and have not resigned or been dismissed by reason of serious misconduct before that date, receive a special retention payment. AstraZeneca has given the board of CAT assurances that, following the closing of the Offer, the existing employment rights, including pension rights, of all management and employees of CAT will be fully safeguarded. AstraZeneca’s plans for CAT do not involve any material change in the conditions of employment of CAT employees. AstraZeneca has no plans to change the location of CAT's places of business. It has been agreed in principle that Peter Chambré, the Chief Executive Officer of CAT, will leave CAT following the Offer becoming unconditional in all respects and having participated in planning for the successful combination of CAT and AstraZeneca.

CAT Share Schemes

The Offer will extend to any CAT Shares unconditionally allotted or issued pursuant to the CAT Share Schemes while the Offer remains open for acceptance (or such earlier date as AstraZeneca may, subject to the rules of the Code, decide). Appropriate proposals will be made to participants in CAT Share Schemes in due course.

Financing

AstraZeneca will fund the Offer entirely out of current cash balances. Goldman Sachs International, financial adviser to AstraZeneca, is satisfied that sufficient resources are available to satisfy in full the cash consideration payable to CAT Shareholders under the terms of the Offer.

Exclusivity and co-operation

CAT has entered into an exclusivity agreement in customary terms with AstraZeneca for the duration of the Offer. In addition, the parties have entered into a co-operation agreement in connection with the implementation of the Offer.

Break fees

CAT has agreed to pay a sum to AstraZeneca of £5,000,000 if either (i) the directors of CAT change the terms of or withdraw their recommendation of the Offer or (ii) before the Offer lapses or is withdrawn without becoming or being declared wholly unconditional any person (other than AstraZeneca or a person acting in concert (as defined in the City Code) with AstraZeneca) announces an intention to make a competing offer however effected, to acquire the entire issued share capital of CAT (other than CAT Shares owned by such third party or persons acting in concert with it) and, at any time, the competing offer becomes or is declared wholly unconditional. AstraZeneca has agreed to pay a sum to CAT of £2,500,000 if AstraZeneca invokes the OFT Condition or if the Offer lapses by reason of the referral of the Offer by the OFT to the Competition Commission, unless the failure to satisfy the OFT Condition, or the referral to the Competition Commission, as appropriate, arises from the failure of CAT to use its reasonable endeavours to assist in the satisfaction of the OFT Condition (including the provision of necessary information or assistance to the OFT).

Disclosure of interests in CAT Shares

On 21 November 2004, AstraZeneca entered into an agreement (the "Subscription Agreement") with CAT pursuant to which AstraZeneca agreed to subscribe for a total of 10,217,983 ordinary shares of 10p each (the "Subscription Shares") in CAT. The Subscription Agreement and the corresponding subscription for the Subscription Shares were completed on 17 December 2004. The Subscription Shares currently represent approximately 19.2 per cent. of CAT’s issued share capital.

Under the terms of the Subscription Agreement AstraZeneca agreed, for a period of 36 months from 21 November 2004, not to acquire or own any interests in shares (as defined in section 208 of the Companies Act) in CAT in addition to the Subscription Shares if, as a result of such acquisition, the percentage of CAT's issued ordinary share capital held by AstraZeneca and its

Affiliates (as such term is defined in the Subscription Agreement) would exceed 19.907 per cent. of CAT's issued ordinary share capital. AstraZeneca also agreed, for a period of 36 months from 21 November 2004, not to make an offer to acquire any shares in the capital of CAT under the Code unless such offer was recommended by a majority of the CAT Directors. CAT released AstraZeneca from these obligations on 14 May 2006 to facilitate the making of the proposed Offer.

Save as set out above and save for 261,064 CAT Shares held as at 10 May 2006 by affiliates of Goldman Sachs International (who are acting in concert (within the meaning of the City Code) with AstraZeneca), as at 14 May 2006, the last practicable date prior to this announcement, neither AstraZeneca nor, so far as AstraZeneca is aware, any person acting in concert with AstraZeneca had an interest in or right to subscribe for relevant securities of CAT or had any short position in relation to the relevant securities of CAT (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of any relevant securities of CAT.

Delisting, cancellation of trading, compulsory acquisition and re-registration

If the Offer becomes or is declared unconditional in all respects, and sufficient acceptances under the Offer are received, AstraZeneca intends to procure that CAT make applications to cancel the listing of CAT Shares from the UKLA’s Official List and to cancel admission to trading in CAT Shares on the London Stock Exchange's market for listed securities. AstraZeneca also intends to procure that CAT applies for delisting of the CAT ADSs from NASDAQ. Such de-listings would significantly reduce the liquidity and marketability of any CAT Shares or CAT ADSs not assented to the Offer at that time. AstraZeneca may also request that CAT terminate the existing deposit agreement through which the ADS programme is operated.

In addition, if the number of holders of CAT Securities in the United States falls below 300 (calculated in accordance with Rule 12g3-2(a) under the Exchange Act), AstraZeneca intends to procure that CAT file a Form 15 with the SEC to request that its reporting obligations under the Exchange Act are terminated or suspended.

If AstraZeneca receives acceptances under the Offer in respect of, or otherwise acquires, 90 per cent. or more of CAT Shares to which the Offer relates, AstraZeneca intends to exercise its rights pursuant to the provisions of sections 428 to 430F (inclusive) of the Act, or Schedule 2 of the Interim Regulations, as applicable, to acquire compulsorily the remaining CAT Shares in respect of which the Offer has not been accepted on the same terms as the Offer.

It is anticipated that cancellation of listing on the Official List and of admission to trading on the London Stock Exchange will take effect no earlier than 20 business days after either (i) the date on which AstraZeneca has, by virtue of its shareholdings and acceptances of the Offer, acquired or agreed to acquire issued share capital carrying 75 per cent. of the voting rights of CAT or (ii) the first date of issue of compulsory acquisition notices under section 429 of the Act, or Schedule 2 of the Interim Regulations, as applicable. AstraZeneca will notify CAT Shareholders when the required 75 per cent. has been attained and confirm that the notice period has commenced and the anticipated date of cancellation.

It is also intended that, following the Offer becoming or being declared unconditional, CAT will be re-registered as a private company under the relevant provisions of the Act.

Enquiries:
AstraZeneca
Media Enquiries:
Steve Brown (London)	+44 (0)20 7304 5033
Edel McCaffrey (London)	+44 (0) 20 7304 5034
Staffan Ternby (Sweden)	+46 8 553 26107
Analyst/Investor Enquiries:
Jonathan Hunt (London)	+44 (0) 20 7304 5084
Mina Blair (London)	+44 (0) 20 7304 5087
Ed Seage (US)	+1 302 886 4065
Jörgen Winroth (US)	+1 212 579 0506
Goldman Sachs International	+44 (0) 20 7774 1000
Guy Slimmon
Mark Sorrell
CAT	+44 (0) 1223 471 471
Peter Chambré
John Aston
Rowena Gardner
Morgan Stanley (Financial Adviser to CAT)	+44 (0) 20 7425 5000
Laura Howard
Henry Stewart
Brian Magnus
Morgan Stanley (Joint Corporate Broker to CAT)	+44 (0) 20 7425 5000
Peter Moorhouse
JPMorgan Cazenove (Joint Corporate Broker to CAT)	+44 (0) 20 7588 2828
Tony Brampton
Hogarth Partnership (UK and Europe) (PR Adviser to CAT)	+44 (0) 20 7357 9477
Chris Matthews
Melanie Toyne-Sewell
Andrew Jaques
BMC Communications (US media) (PR Adviser to CAT)	+212 477 9007 (ext. 17)
Brad Miles

Trout Group (US Investors) (PR Adviser to	+1 212 477 9007 (ext. 15)
CAT)

Brandon Lewis

AstraZeneca PLC will be holding an analyst presentation by webcast and teleconference as follows:

Presentation

The presentation will be available 15 minutes prior to the start of the analysts teleconference/webcast.

Audio webcast

The webcast will start at 10:30BST. You will be able to register for the webcast 15 minutes prior to the stat of the webcast.

Teleconference details

10:30BST, 11:30CEST, 05:30EDT

There will be an interactive Q&A session

UK freephone	0800 559 3272
US freephone	1 866 239 0753
International	+44 (0)20 7138 0814
Emergency back up	+353 (0) 1 665 0186
Journalists are invited to listen only on	+44 (0)20 7138 0813

Teleconference replay details

A replay facility will be available from 12:00BST on Monday 15 May

UK freephone	0800 559 3271	4770729 #
US freephone	1 866 239 0765	4770729 #
International	+44 (0)20 7806 1970	4770729 #

General

The Offer Document, which will include a letter of recommendation from the Chairman of CAT, Form of Acceptance and Letter of Transmittal (as applicable) will be despatched to CAT Shareholders by AstraZeneca as soon as practicable.

The Offer will be on the terms and subject to the conditions set out herein and in Appendix 1 and to be set out in the Offer Document.

This announcement is for informational purposes only and does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. This announcement also does not constitute a Solicitation / Recommendation Statement under the rules and regulations of the US Securities and Exchange Commission (the "SEC"). The Offer will be made solely by means of an Offer Document and the

Acceptance Forms accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In the United States, AstraZeneca will file a Tender Offer Statement containing the Offer Document and other related documentation with the SEC on Schedule TO and CAT will file a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 on or about the date the Offer Document is mailed to CAT Shareholders. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by AstraZeneca or CAT in connection with this Offer will be available from the date the Offer Document is mailed to CAT Shareholders on the SEC’s website at http://www.sec.gov. The Offer Document and Acceptance Forms accompanying the Offer Document will be made available to all CAT Shareholders at no charge to them. CAT Shareholders are advised to read the Offer Document and the accompanying Acceptance Forms when they are sent to them because they will contain important information. CAT Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they will contain important information.

It should be noted that by virtue of the conflicting provisions of the City Code and the Exchange Act, the Panel has agreed that the Acceptance Condition can be structured so that the Offer cannot become or be declared unconditional as to acceptances until such time as all other conditions of the Offer have been satisfied, fulfilled or, to the extent permitted, waived. The Acceptance Condition in paragraph 1 of Appendix 1 has been amended accordingly.

The bases and sources of certain financial information contained in this announcement are set out in Appendix 2 to this announcement. Certain terms used in this announcement are defined in Appendix 4 to this announcement.

CAT confirms that its current issued share capital (including those represented by CAT ADSs) comprises 53,195,485 ordinary shares of 10 pence each. The International Securities Identification Numbers for CAT Shares are GB0001662252 and US1321481079. Each CAT ADS represents one CAT Share. The Committee on Uniform Securities Identification Procedures (CUSIP) number for CAT ADSs is 132148107.

Goldman Sachs International, which is authorised and regulated by the Financial Services Authority, is acting exclusively for AstraZeneca and no one else in connection with the Offer and will not be responsible to anyone other than AstraZeneca for providing the protections offered to clients of Goldman Sachs International or for providing advice in relation to the Offer or any other matters referred to in this announcement.

Morgan Stanley is acting exclusively for CAT and no one else in connection with the Offer and will not be responsible to anyone other than CAT for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Offer or any other matters referred to in this announcement.

JPMorgan Cazenove Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CAT in connection with the Offer and no one else and will not be responsible to anyone other than CAT for providing the protections afforded to clients of JPMorgan Cazenove Limited, or for providing advice in relation to the Offer, or any other matters referred to in this announcement.

The availability of the Offer to CAT Shareholders who are not resident in and citizens of the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the Offer Document.

Unless otherwise determined by AstraZeneca or required by the City Code, and permitted by applicable law and regulation, the Offer, including the Loan Note Alternative, will not be made, directly or indirectly, in, into or from, and will not be capable of acceptance in or from Canada or Japan or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from Canada or Japan or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction. Persons receiving this announcement (including custodians, nominees and trustees) should observe these restrictions and should not send or distribute this announcement in, into or from any such jurisdictions.

The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the Securities Act or under the securities laws of any state or other jurisdiction of the United States (or under the securities laws of any other jurisdiction, the residents of which AstraZeneca is advised to treat as Restricted Overseas Persons); the relevant clearances have not been, and will not be, obtained from the securities commission of any province, territory or jurisdiction of Canada; and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, unless an exemption under such act or securities laws or unless otherwise determined by AstraZeneca, and permitted by applicable law and regulation, the Loan Notes may not be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan.

This document includes convenience translations of the consideration to be paid by AstraZeneca from pounds sterling or pence into US dollars. All such amounts have been translated at the exchange rate of £1.00 : $1.8911, the daily noon buying rate for pounds sterling in New York certified by the New York Federal Reserve Bank for customs purposes on 12 May 2006, the last business day prior to the Announcement. Any US dollar amounts actually paid to holders of CAT ADSs will be determined by the tender agent after it converts the pounds sterling proceeds it receives from AstraZeneca into US dollars at the exchange rate obtainable on the spot market in London (net of fees, expenses and withholding taxes, if any) on the date such proceeds are received by the tender agent from AstraZeneca. CAT Shareholders in the United States shall receive all payments in pounds sterling.

To the extent permitted by the City Code, the rules of the UK Listing Authority and the rules of the London Stock Exchange and the Exchange Act, AstraZeneca and its nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, CAT Shares outside the United States during the period in which the Offer remains open for acceptance. Any such purchases will be publicly disclosed in accordance with applicable law in the United Kingdom and the United States.

Forward Looking Statements

This announcement includes certain "forward-looking statements". These statements are based on the current expectations of the management of CAT and AstraZeneca and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include statements about the expected effects on AstraZeneca of the Offer, the expected timing and scope of the Offer, and all other statements in this announcement other than historical facts. Forward-looking statements include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the conditions to the Offer, and AstraZeneca's ability successfully to integrate the operations and employees of CAT, as well as additional factors, such as changes in economic conditions, changes in the level of capital investment, success of business and operating initiatives and restructuring objectives, costs associated with research and development, changes in the prospects for products in the research and development pipeline of AstraZeneca or CAT, customers' strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither CAT nor AstraZeneca undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of CAT, all "dealings" in any "relevant securities" of CAT (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest" in "relevant securities" of CAT, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of CAT by AstraZeneca or CAT, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) (7.00am New York City time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel’s website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7382 9026; fax +44 (0) 20 7638 1554.

APPENDIX 1

CONDITIONS AND FURTHER TERMS OF THE OFFER

The Offer, which will be made by AstraZeneca, will comply with the City Code and the Exchange Act and will be governed by English law and subject to the jurisdiction of the English courts. In addition, the Offer will be subject to the terms and conditions to be set out in the Offer Document. The Offer will be subject to the following conditions:

1	valid acceptances of the Offer being received (and not, where permitted, withdrawn) by no later than 10.00pm London time, 5.00pm New York City time on the twentieth US business day following the posting of the Offer Document (or such later time(s) and/or date(s) as AstraZeneca may, subject to the rules of the Code and in accordance with the Exchange Act, decide) in respect of not less than 90 per cent. (or such lesser percentage as AstraZeneca may decide) of the CAT Shares (including CAT Shares represented by CAT ADSs) to which the Offer relates, provided that this condition will not be satisfied unless AstraZeneca and/or any member of the AstraZeneca Group shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) CAT Shares (including CAT Shares represented by CAT ADSs) carrying in aggregate more than 50 per cent. of the voting rights normally exercisable at a general meeting of CAT. For the purposes of this condition:

1.1	CAT Shares (including CAT Shares represented by CAT ADSs) which have been unconditionally allotted but not issued shall be deemed to carry the voting rights which they will carry upon issue;

1.2	the expression "CAT Shares (including CAT Shares represented by CAT ADSs) to which the Offer relates" shall be construed in accordance with Sections 428 to 430F of the Act; and

1.3	valid acceptances shall be deemed to have been received in respect of CAT Shares (including CAT Shares represented by CAT ADSs) which are treated for the purposes of section 429(8) of the Act as having been acquired or contracted to be acquired by AstraZeneca by virtue of acceptances of the Offer;

provided that unless AstraZeneca otherwise determines, this condition 1 shall be capable of being satisfied only at a time when all of the other conditions 2 to 10 inclusive have either been satisfied, fulfilled or, to the extent permitted, waived;

2	subject to condition 3 below:

2.1	the UK Office of Fair Trading (“OFT”) indicating in terms reasonably satisfactory to AstraZeneca that it does not believe that the proposed acquisition of CAT by AstraZeneca (the “Transaction”) creates a relevant merger situation within the meaning of section 23 of the Enterprise Act 2002 (“EA”); or

2.2	the OFT indicating in terms reasonably satisfactory to AstraZeneca that it has decided not to refer the Transaction or any part of it to the Competition Commission (“CC”); or

2.3	the period for considering any merger notice given to the OFT under section 96 of the EA by AstraZeneca having expired without any such reference being made, provided that section 100(1)(a), (d) and (f) of the EA do not apply in relation to such merger notice;

3	if a request to the European Commission is made by the competent authorities of one or more Member States under Article 22 of Council Regulation (EC) 139/2004 (the “Regulation”) in relation to the Transaction or any part of it and is accepted by the European Commission:

3.1	the European Commission issuing a decision pursuant to Article 6(1)(b) of the Regulation in terms reasonably satisfactory to AstraZeneca declaring that the Transaction or, if applicable, the relevant part of the Transaction, is compatible with the common market; and

3.2	to the extent the OFT retains jurisdiction over any part of the Transaction, one of the conditions set out in conditions 2.1 to 2.3 above being satisfied in relation to each such part of the Transaction;

4	to the extent that the Offer constitutes a concentration or is otherwise subject to merger control filing, notification or approval in any jurisdiction not mentioned in conditions 2 or 3 above or the approval of the competent agency in that jurisdiction is required before AstraZeneca can acquire shares pursuant to the Offer, the receipt of evidence, in a form and substance satisfactory to AstraZeneca, that in relation to the Offer and the acquisition of any shares in, or control of, CAT by AstraZeneca or any member of the Wider AstraZeneca Group, all applicable filings and notifications have been made, all applicable waiting and/or other relevant time periods have expired, lapsed or been terminated and any required approvals have been obtained, unconditionally or, if subject to conditions, on terms satisfactory to AstraZeneca;

5	no central bank, government or governmental, quasi governmental, supranational, statutory, regulatory or investigative body, trade agency, court, professional association, or any other such body or person in any jurisdiction (each a "Third Party") having given notice of a decision to take, institute or threaten any action, proceeding, suit, investigation, enquiry or reference, or having required any action to be taken, or otherwise having done anything, or having enacted, made or proposed any statute, regulation, decision or order which would:

5.1	make the Offer, its implementation or the acquisition or proposed acquisition of any CAT Shares (including CAT Shares represented by CAT ADSs) by AstraZeneca void, unenforceable or illegal, or restrict, prohibit or delay to a material extent or otherwise materially interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise materially challenge or require material amendment of, the Offer or the acquisition of any CAT Shares by AstraZeneca;

5.2	result in a material delay in the ability of AstraZeneca, or render it unable, to acquire some or all of the CAT Shares or require a divestiture by AstraZeneca or any member of the Wider AstraZeneca Group of any shares in CAT;

5.3	require, prevent or delay the divestiture, or alter the terms envisaged for any proposed divestiture, by AstraZeneca or any member of the Wider AstraZeneca Group or by any member of the Wider CAT Group, in any such case of all or any part of their respective businesses, assets or properties, or impose any limitation on their ability to conduct their respective businesses (or any of them) or to own their respective assets or properties or any part of them, to an extent in any such case which is material in the context of the Offer;

5.4	impose any material limitation on, or result in a material delay in, the ability of AstraZeneca or any member of the Wider AstraZeneca Group to acquire or to hold or to exercise effectively, directly or indirectly, all rights of ownership of shares, loans or other securities (or the equivalent) in, or to exercise management control over, CAT or the ability of any member of the Wider CAT Group or AstraZeneca to hold or exercise effectively any rights of ownership of shares, loans or other securities in, or to exercise management control over, any member of the Wider CAT Group;

5.5	save pursuant to the Offer or Part XIIIA of the Act, require any member of the Wider AstraZeneca Group or of the Wider CAT Group to acquire, or offer to acquire, any shares or other securities (or the equivalent) in, or any asset owned by, any member of the Wider CAT Group owned by any third party;

5.6	result in any member of the Wider CAT Group ceasing to be able to carry on business under any name which it presently does so, the consequences of which would be material in the context of the Wider CAT Group taken as a whole;

5.7	otherwise adversely affect the business, assets, liabilities or profits of any member of the Wider AstraZeneca Group or of the Wider CAT Group, to an extent in any such case which is material in the context of the Wider AstraZeneca Group or the Wider CAT Group, as the case may be, taken as a whole, and all applicable waiting and other time periods during which any such Third Party could take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference or otherwise so intervene having expired, lapsed or been terminated;

6	all necessary material notifications and filings having been made in connection with the Offer and all statutory and regulatory obligations in connection with the Offer in any jurisdiction having been complied with and all material authorisations, orders, recognitions, grants, consents, clearances, confirmations, certificates, licences, permissions and approvals ("Authorisations") deemed reasonably necessary or appropriate by AstraZeneca in any jurisdiction for, or in respect of, the Offer and the acquisition or the proposed acquisition of the CAT Shares by AstraZeneca or any member of the AstraZeneca Group having been obtained in terms reasonably satisfactory to AstraZeneca from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider AstraZeneca Group or the Wider CAT Group has entered into contractual arrangements, all or any applicable waiting and other time periods having expired, lapsed or been terminated (as appropriate) and all such Authorisations (together with all material Authorisations deemed reasonably necessary or appropriate to carry on the business of any member of the Wider CAT Group) remaining in full force and effect at the time at which the Offer becomes otherwise unconditional and there being no notice of any intention to revoke, suspend, restrict, amend or not to renew any such Authorisations;

7	save as disclosed in writing to any member of the AstraZeneca Group or its advisers by or on behalf of CAT prior to the date of this announcement or save as publicly announced by CAT prior to the date of this announcement, there being no provision of any arrangement, agreement, lease, licence, permit or other instrument to which any member of the Wider CAT Group is a party or by or to which any such member or any of its assets is or may be bound or be subject, which as a consequence of the Offer or the acquisition or the proposed acquisition by AstraZeneca or any member of the Wider AstraZeneca Group of any shares or other securities (or the equivalent) in CAT or because of a change in the control or management of any member of the Wider CAT Group or otherwise, would result, in any case to an extent which is material in the context of the Wider CAT Group taken as a whole, in:

7.1	any monies borrowed by, or any other indebtedness, actual or contingent, of, any member of the Wider CAT Group being or becoming repayable, or being capable of being declared repayable immediately or prior to their or its stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited;

7.2	the creation or enforcement of any mortgage, charge or other security interest, over the whole or any part of the business, property or assets of any member of the Wider CAT Group or any such mortgage, charge or other security interest (whenever arising or having arisen) becoming enforceable;

7.3	any such arrangement, agreement, lease, licence, permit or other instrument being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

7.4	any assets or interests of any member of the Wider CAT Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

7.5	any such member of the Wider CAT Group ceasing to be able to carry on business under any name under which it presently does so;

7.6	the value or financial or trading position or profits of CAT or any member of the Wider CAT Group being prejudiced or adversely affected; or

7.7	the creation of any liability (actual or contingent) by any member of the Wider CAT Group;

8	save as disclosed in the Annual Report, publicly announced through a Regulatory Information Service prior to the date of this announcement or disclosed in writing to any member of the AstraZeneca Group or its advisers by or on behalf of CAT prior to the date of this announcement, no member of the Wider CAT Group having since 30 September 2005:

8.1	issued or agreed to issue or authorised or proposed or announced its intention to authorise or propose the issue of additional shares of any class, or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save as between CAT and wholly owned subsidiaries of CAT and save for the issue of CAT Shares pursuant to or in connection with rights granted under, or the grant of rights under, the CAT Share Schemes);

8.2	recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus issue, dividend or other distribution whether payable in cash or otherwise other than dividends (or other distributions whether payable in cash or otherwise) lawfully paid or made by any wholly-owned subsidiary of CAT to CAT or any of its wholly owned subsidiaries;

8.3	other than pursuant to the Offer (and save for transactions between CAT and its wholly-owned subsidiaries or other than in the ordinary course of business) implemented, effected, authorised, proposed or announced its intention to implement, effect, authorise or propose any merger, demerger, reconstruction, amalgamation, scheme, commitment or acquisition or disposal of assets or shares

(or the equivalent thereof) in any undertaking or undertakings that is material in the context of the CAT Group taken as a whole or any change in its share or loan capital;

8.4	(save for transactions between CAT and its wholly-owned subsidiaries or other than in the ordinary course of business) disposed of, or transferred, mortgaged or created any security interest over any asset or any right, title or interest in any asset that is material in the context of the CAT Group taken as a whole or authorised, proposed or announced any intention to do so;

8.5	(save for transactions between CAT and its wholly-owned subsidiaries) issued, authorised or proposed or announced an intention to authorise or propose, the issue of any debentures or (save for transactions between CAT and its wholly-owned subsidiaries or transactions under existing credit arrangements or in the ordinary course of business) incurred any indebtedness or contingent liability which is material in the context of the CAT Group as a whole;

8.6	entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, arrangement, agreement, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, unusual or onerous nature or magnitude or which involves or is reasonably likely to involve an obligation of such a nature or magnitude which is, in any such case, or which is or is likely to be restrictive on the business of any member of the Wider CAT Group, which is, in any such case, material in the context of the Wider CAT Group;

8.7	entered into or varied to a material extent or authorised, proposed or announced its intention to enter into or vary to a material extent the terms of, or make any offer (which remains open for acceptance) to enter into or vary to a material extent the terms of, any service agreement with any director or, save for salary increases, bonuses or variations of terms in the ordinary course, senior executive of CAT;

8.8	purchased, redeemed or repaid or announced a proposal to purchase, redeem or repay any of its own shares or other securities (or the equivalent) or reduced or made any other change to or proposed the reduction or other change to any part of its share capital, save for any shares allotted in connection with the CAT Share Schemes or as between CAT and wholly owned subsidiaries of CAT;

8.9	waived, compromised or settled any claim which is material in the context of the CAT Group as a whole otherwise than in the ordinary course of business;

8.10	terminated or varied the terms of any agreement or arrangement between any member of the CAT Group and any other person in a manner which would or might reasonably be expected to have a material adverse effect on the financial position of the CAT Group taken as a whole;

8.11	(save as disclosed on publicly available registers) made any alteration to its memorandum or articles of association;

8.12	made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees involving the appointment of a trust corporation;

8.13	been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of any business which is material in the context of the CAT Group as a whole;

8.14	(other than in respect of a member which is dormant and was solvent at the relevant time) taken or proposed any corporate action or had any action or proceedings or other steps instituted against it for its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction; or

8.15	entered into any agreement, arrangement or commitment or passed any resolution or made any proposal or announcement with respect to, or to effect, any of the transactions, matters or events referred to in this condition 8;

9	since 30 September 2005, save as disclosed in the Annual Report, or save as disclosed in writing to any member of the AstraZeneca Group or its advisers by or on behalf of CAT or except as publicly announced by CAT (by the delivery of an announcement to a Regulatory Information Service), in each case prior to the date of this announcement, there having been:

9.1	no adverse change in the business, assets, financial or trading position or profits of any member of the Wider CAT Group which is material in the context of the Wider CAT Group taken as a whole;

9.2	no litigation, arbitration proceedings, prosecution or other legal proceedings having been announced or instituted by or against or remaining outstanding against or in respect of any member of the Wider CAT Group and no enquiry or investigation by or complaint or reference to any Third Party against or in respect of any member of the Wider CAT Group having been threatened, announced or instituted or remaining outstanding, against or in respect of any member of the Wider CAT Group and which in any such case might reasonably be expected to have a material adverse effect on the Wider CAT Group taken as a whole; and

9.3	no contingent or other liability having arisen or become apparent to any member of the Wider AstraZeneca Group which might reasonably be expected to adversely affect any member of the Wider CAT Group and which in any such case is material in the context of the Wider CAT Group taken as a whole; and

10	save as publicly announced by the delivery of an announcement to a Regulatory Information Service prior to the date of this announcement or as otherwise disclosed in the Annual Report or in writing to any member of the AstraZeneca Group or its advisers by or on behalf of CAT prior to the date of this announcement, AstraZeneca not having discovered:

10.1	that the financial, business or other information concerning the Wider CAT Group publicly announced or disclosed at any time by or on behalf of any member of the Wider CAT Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading and which is, in any case, material in the context of the Wider CAT Group;

10.2	that any member of the Wider CAT Group is, otherwise than in the ordinary course of business, subject to any liability, contingent or otherwise, which is material in the context of the Wider CAT Group taken as a whole;

10.3	that any past or present member of the Wider CAT Group has failed to comply in any material respect with any applicable legislation or regulations of any jurisdiction or any notice or requirement of any Third Party with regard to the storage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human or animal health or otherwise relating to environmental matters or that there has been any such storage, presence, disposal, discharge, spillage, release, leak or emission (whether or not the same constituted non-compliance by any person with any such legislation or regulation, and whenever the same may have taken place), any of which non-compliance would be likely to give rise to any material liability (whether actual or contingent) or cost on the part of any member of the Wider CAT Group and which is material. in any such case, in the context of the Wider CAT Group taken as a whole; or

10.4	there is, or is reasonably likely to be, any material obligation or liability (whether actual or contingent) to make good, repair, reinstate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider CAT Group under any environmental legislation, regulation, notice, circular or order of any Third Party in any jurisdiction, in each case to an extent which is material in the context of the Wider CAT Group taken as a whole.

For the purposes of this Appendix:

“Wider AstraZeneca Group” means AstraZeneca PLC and its subsidiary undertakings, associated undertakings and any other undertakings in which AstraZeneca PLC and such undertakings (aggregating their interests) have a substantial interest; and

“Wider CAT Group” means CAT and its subsidiary undertakings, associated undertakings and any other undertakings in which CAT and such undertakings (aggregating their interests) have a substantial interest.

For these purposes, “subsidiary”, “subsidiary undertaking”, “undertaking” and “associated undertaking” have the respective meanings given thereto by the Act, but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Act, and “substantial interest” means a direct or indirect interest in 20 per cent. or more of the equity capital of an undertaking.

AstraZeneca reserves the right to waive, in whole or in part, all or any of the above conditions 2 to 10 (inclusive).

If AstraZeneca is required by the Panel to make an offer for CAT Shares under the provisions of Rule 9 of the Code, AstraZeneca may make such alterations to any of the above conditions, including condition 1 above, and terms of the Offer as are necessary to comply with the provisions of that Rule.

The Offer will lapse unless all the above conditions have been fulfilled or, where permitted, waived or, where appropriate, have been determined by AstraZeneca to be or remain satisfied, by 10.00pm (London time), 5.00pm (New York City time) on the twentieth US business day following the posting of the Offer Document (or in each case such later date as AstraZeneca may determine, in accordance with the City Code and the Exchange Act). AstraZeneca shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of conditions 2 to 10 (inclusive) by a date earlier than the latest date for the fulfilment of that condition notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

The Offer will lapse (unless otherwise agreed with the Panel) if, before the later of the first closing date of the Offer and the date when the Offer becomes or is declared unconditional as to acceptances:

(i)      the OFT has referred the Offer to the Competition Commission; or

(ii)     the European Commission has initiated proceedings under Article 6(1)(c) of the Regulation.

If the Offer lapses, the Offer will cease to be capable of further acceptance and accepting CAT Shareholders and AstraZeneca shall cease to be bound by Forms of Acceptance submitted at or before the time when the Offer so lapses.

APPENDIX 2
SOURCES OF INFORMATION AND BASES OF CALCULATION

(i)	The value placed by the Offer on the existing issued share capital of CAT is based on 53,195,485 CAT Shares in issue on 12 May 2006, being the last dealing day prior to the date of this announcement.

(ii)	The closing mid-market share prices on 12 May 2006 are taken from the Official List and the closing mid-market ADS quotation on 12 May 2006 is taken from Bloomberg.

(iii)	The average closing price per CAT Share during the twelve months up to and including 12 May 2006 is derived from the Official List, and the average closing price per Eliot ADS during the twelve months up to and including 12 May 2006 is taken from Bloomberg.

(iv)	Unless otherwise stated, the financial information relating to CAT is extracted from the audited consolidated financial statements of CAT for the financial year to 30 September 2005, prepared in accordance with UK GAAP.

(v)	The financial information relating to AstraZeneca PLC is extracted from the audited consolidated financial statements of AstraZeneca PLC for the year ended 31 December 2005, prepared in accordance with IFRS.

(vi)	The financial information relating to AstraZeneca is extracted from the audited consolidated financial statements of AstraZeneca for the year ended 31 December 2004, prepared in accordance with UK GAAP.

(vii)	Unless otherwise noted herein, an exchange rate of £1 : $1.8911, the daily noon buying rate for pounds sterling in New York certified by the New York Federal Reserve Bank for customs purposes on 12 May 2006, the last business day prior to this announcement, have been used throughout this announcement.

APPENDIX 3

DETAILS OF IRREVOCABLE UNDERTAKINGS

The following holders of CAT Shares have given irrevocable undertakings to accept the Offer:

Name	Number of CAT Shares	% of issued share capital
Paul Nicholson	11,962	0.0225
Peter Chambré	9,529	0.0179
Diane Millet	13,528	0.0254
John Aston	63,599	0.1196
John Brown	278	0.0005
Christopher Marshall	1,166	0.0022
Peter Ringrose	4,101	0.0077
Åke Stavling	3,281	0.0062
John Stocker	83,125	0.1563
TOTAL	190,569	0.3582

APPENDIX 4 DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise.

“Acceptance Condition”	the condition as set out in paragraph 1 of Appendix 1 to this announcement
“Acceptance Forms”	the Form of Acceptance and, in relation to holders of CAT ADSs only, the Letter of Transmittal and the Notice of Guaranteed Delivery, relating to the Offer
“Act”	the Companies Act 1985, as amended
“Annual Report”	the annual report and accounts of CAT for the year ended 30 September 2005
“AstraZeneca”	AstraZeneca UK Limited or, as the context requires, AstraZeneca PLC
“AstraZeneca Group”	AstraZeneca PLC, its subsidiaries, subsidiary undertakings and associated undertakings and any other body corporate, partnership, joint venture or person in which AstraZeneca and such undertakings (aggregating their interests) have a direct or indirect interest of 20 per cent. or more of the voting or equity capital or equivalent
“Australia”	the commonwealth of Australia, its territories and possessions and all areas subject to its jurisdiction and all political sub-divisions thereof
“Authorisations”	has the meaning given to it in paragraph 7 of Appendix 1 of this announcement
“Canada”	Canada, its provinces and territories and all areas subject to its jurisdiction and all political sub-divisions thereof
“CAT” or the “Company”	Cambridge Antibody Technology Group plc
“CAT ADRs”	American Depositary Receipts issued by CAT under the deposit agreement representing the right to CAT ADSs
“CAT ADSs”	American Depositary Shares, each representing one CAT Share, evidenced by CAT ADRs
“CAT Group”	CAT, its subsidiaries, subsidiary undertakings and associated undertakings and any other body corporate, partnership, joint venture or person in which CAT and such undertakings (aggregating their interests) have a direct or indirect interest of 20 per cent. or more of the voting or equity capital or the equivalent
“CAT Shareholders” or “Shareholders”	the holders of CAT Shares and/or CAT ADSs, as the case may be
“CAT Share Schemes”	the CAT Executive Incentive Plan, the CAT Company

Share Option Plan and the CAT Inland Revenue Approved Employee Share Ownership Plan
“CAT Shares”	the existing unconditionally allotted or issued and fully paid ordinary shares of 10 pence each in the capital of CAT (including those represented by CAT ADSs) and any further such ordinary shares which are unconditionally allotted or issued while the Offer remains open for acceptance or before such earlier date as AstraZeneca (subject to the City Code) may determine, not, unless the Panel so permits, being earlier than the date on which the Offer is declared unconditional as to acceptances or, if later, the first closing date of the Offer
“City Code” or “Code”	the City Code on Takeovers and Mergers
“Exchange Act”	the United States Securities Exchange Act of 1934 (as amended) and the rules and regulations promulgated thereunder
“Form of Acceptance”	the form of acceptance and authority to be issued in connection with the Offer and which will accompany the Offer Document
“FSA”	the Financial Services Authority
“Goldman Sachs International”	Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB
“IFRS”	International Financial Reporting Standards
“Interim Regulations”	the Takeovers Directive (Interim Implementation) Regulations 2006
“Japan”	Japan, its cities and prefectures, territories and possessions
“Letter of Transmittal”	in relation to CAT ADSs, the letter of transmittal relating to the Offer which is being sent with the Offer Document for use by holders of CAT ADSs wishing to accept the Offer
“LIBOR”	the British Bankers Association Interest Settlement Rate (rounded down, if necessary, to four decimal places) which is quoted as of 11.00 a.m. on the first Business Day of the relevant interest period on the appropriate page of Reuters screen (or such other page or service as may replace it for the purpose of displaying London inter-bank sterling offered rates of leading reference banks) as being the interest rates offered in the London inter-bank market of six month sterling deposits
“Listing Rules”	the rules and regulations made by the Financial Services Authority in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority’s publication of the same name

“Loan Note Alternative”	the alternative by which CAT Shareholders (other than CAT Shareholders in any Restricted Jurisdiction) who validly accept the Offer may elect to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise have been entitled under the Offer
“Loan Note Instrument”	the instrument constituting the Loan Note
“Loan Notes”	the floating rate unsecured Loan Notes due 2011 of AstraZeneca to be issued pursuant to the Loan Note Alternative
“London Stock Exchange”	London Stock Exchange plc
“Morgan Stanley”	Morgan Stanley & Co. Limited in its capacity as financial adviser to CAT and / or, as the context requires, Morgan Stanley & Co. International Limited in its capacity as joint corporate broker to CAT, each of 25 Cabot Square, Canary Wharf, London E14 4QA
“Notice of Guaranteed Delivery”	the notice of guaranteed delivery relating to the Offer for use by holders of CAT ADSs, which will accompany the Offer Document
“Offer”	the recommended cash offer being made by AstraZeneca to acquire the whole of the issued and to be issued share capital of CAT not otherwise held by AstraZeneca on the terms and subject to the conditions to be set out in the Offer Document and the Form of Acceptance, including, where the context requires, any subsequent revision, variation, extension or renewal of such offer and includes any election available thereunder
“Offer Document”	the document to be despatched on behalf of AstraZeneca containing the terms and conditions of the Offer and, where appropriate, any other document(s) containing terms and conditions of the Offer constituting the full terms and conditions of the Offer
“Official List”	The Official List of the UK Listing Authority
“OFT Condition”	the condition as set out in paragraph 2 of Appendix 1 to this announcement
“Panel”	The Panel on Takeovers and Mergers
“Regulation”	has the meaning given to it in paragraph 3 of Appendix 1 of this announcement
“Regulatory Information Service”	any of the services set out in Appendix 3 to the Listing Rules
“Restricted Jurisdiction”	any of the United States, Australia, Canada or Japan or any jurisdiction where extension or acceptance of the Loan Note Alternative would violate the law of that jurisdiction
“Restricted Overseas Persons”	a person (including an individual, partnership,

unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any person whom AstraZeneca reasonably believes to be in, or resident in, the United States, Canada, Australia or Japan and persons in any other jurisdiction (other than persons in the UK) whom AstraZeneca is advised to treat as restricted overseas persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which AstraZeneca regards as unduly onerous
“SEC”	the United States Securities and Exchange Commission
“Securities Act”	the United States Securities Act of 1933 (as amended) and the rules and regulations promulgated thereunder
“Third Party”	has the meaning given to it in paragraph 6 of Appendix 1 of this announcement
“UKLA”	the UK Listing Authority, being the Financial Services Authority Limited acting in its capacity as the competent authority for the purposes of Part IV of the Financial Services and Markets Act 2000
“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland
“United States” or “US”	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia
“US dollar” or “US$”	the lawful currency of the United States

For the purposes of this announcement, “subsidiary”, “subsidiary undertaking”, “undertaking” and “associated undertaking” have the respective meanings given thereto by the Act, but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Act.

References to “blockbuster product” mean a product having annual sales in excess of US$1 billion.

All the times referred to in this announcement are London times unless otherwise stated.

References to the singular include the plural and vice versa.

£ and pence means Pounds and Pence Sterling, the lawful currency of the United Kingdom.

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 15 May 2006, it purchased for cancellation 1,500,000 ordinary shares of AstraZeneca PLC at a price of 2845 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,575,451,666.

G H R Musker
Company Secretary
16 May 2006

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 May 2006, it purchased for cancellation 725,000 ordinary shares of AstraZeneca PLC at a price of 2891 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,574,767,466.

G H R Musker
Company Secretary
17 May 2006

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 May 2006, it purchased for cancellation 1,300,000 ordinary shares of AstraZeneca PLC at a price of 2868 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,573,528,230.

G H R Musker
Company Secretary
18 May 2006

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 May 2006, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2817 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,572,560,721.

G H R Musker
Company Secretary
19 May 2006

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 19 May 2006, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2803 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,571,564,337.

G H R Musker
Company Secretary
22 May 2006

Item 16

Dealing by Directors
Companies Act 1985 Sections 324/329

We hereby inform you that, on 19 May 2006, David R Brennan, a Director of AstraZeneca PLC, was granted an option under the AstraZeneca Share Option Plan over the Company’s USD0.25 Ordinary Shares as follows.

Number of shares over	Exercise price	Period when	Total number of
which option is granted	per share	exercisable	shares under option

22,910	2848p	19.5.09-18.5.16	See below

The option will become exercisable on 19 May 2009 subject to certain performance conditions. The conditions, which will not be subject to any retesting, are that the earnings per share of the Company must increase by the increase in the UK Retail Prices Index plus 5% per annum on average over three years, and that no significant unforeseen event has taken place which, in the reasonable opinion of the Remuneration Committee, has resulted in major reputational damage to AstraZeneca, and the circumstances of which are exceptional enough to justify the option not vesting and becoming exercisable. Failure to satisfy either or both of these conditions will result in the lapse of the option in its entirety.

Mr Brennan has previously received grants of options over the Company’s American Depositary Shares (ADSs). One ADS equals one Ordinary Share. Following the grant of options referred to above, David Brennan has options over 110,641 Ordinary Shares and 440,643 ADSs.

We also inform you that on 19 May 2006 David R Brennan, a Director of AstraZeneca PLC, was granted an award under the terms of the AstraZeneca Performance Share Plan over the Company’s USD0.25 Ordinary Shares as follows.

Target number of	Award price	Normal vesting	Total interest in shares	Percentage of
shares awarded	per share	date	after this award	shares in issue

19,092	2848p	19 May 2009	See below	See below

The AstraZeneca Performance Share Plan was approved by shareholders at the Company’s AGM in 2005. Awards made under the Plan may not generally vest before the third anniversary of the relevant date of grant nor unless the specified performance target(s) have been met at the end of the three year period which, for this award, is 1 January 2006 to 31 December 2008.

The performance target that applies to this award is the Company’s Total Shareholder Return (“TSR”) compared to the TSR of a selected peer group of 12 other pharmaceutical companies. The actual number of shares to which a participant may become unconditionally entitled will depend on the extent to which the performance target(s) have been met. A summary of the Plan, including a more detailed explanation of the performance target(s), can be found in the AstraZeneca Annual Report and Form 20-F Information 2005 which is available on the Company’s website www.astrazeneca.com.

Mr Brennan has interests in both the Company’s Ordinary Shares and American Depositary Shares (ADSs). One ADS equals one Ordinary Share. Following the award of Ordinary Shares referred to above, Mr Brennan now has an interest in 98,553 Ordinary Shares and 167,453 ADSs, which together represent approximately 0.017% of the number of shares currently in issue.

G H R Musker
Company Secretary
23 May 2006

Item 17

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

23 May 2006

Recommended Cash Offer

by AstraZeneca UK Limited

for

Cambridge Antibody Technology Group plc

Posting of Offer Document

Further to the announcement made on 15 May 2006, AstraZeneca UK Limited (“AstraZeneca”) announces that the offer document (the “Offer Document”) containing the full terms and conditions of the Offer being made by AstraZeneca to acquire the entire issued and to be issued share capital of Cambridge Antibody Technology Group plc (“CAT”) not otherwise held by AstraZeneca, is being posted to CAT Shareholders today, together with the Form of Acceptance.

To accept the Offer in respect of certificated CAT Shares, the Form of Acceptance should be completed, signed and returned in accordance with the instructions set out in the Offer Document and on the Form of Acceptance, so as to be received as soon as possible, and in any event, by no later than 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 21 June 2006.

To accept the Offer in respect of uncertificated CAT Shares (that is, in CREST), you should not return the Form of Acceptance, but instead accept the Offer electronically through CREST in accordance with the instructions set out in the Offer Document, so that the TTE instruction settles as soon as possible, and in any event, by no later than 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 21 June 2006. If you are a CREST sponsored member, you should refer to your CREST sponsor as only your CREST sponsor will be able to send the necessary TTE instruction(s) to CRESTCo in relation to your CAT Shares.

Copies of the Offer Document are available for inspection or collection (during normal business hours) from Lloyds TSB Registrars at the Causeway, Worthing, West Sussex, BN99 6DA (for CAT Shares), and the Bank of New York at The Bank of New York of Depositary Receipts, 101 Barclay Street - 22nd, New York or Georgeson Shareholder Communications Ltd. at 17 State Street - 10th Floor, New York (in the case of CAT ADSs), and will shortly be available on AstraZeneca’s website, www.astrazeneca.com.

Terms defined in the Offer Document have the same meanings in this announcement.

Enquiries: AstraZeneca

Media Enquiries:

Steve Brown (London)	+44 (0)20 7304 5033

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Edel McCaffrey (London)	+44 (0) 20 7304 5034

Staffan Ternby (Sweden)	+ 46 8 553 26107

Analyst/Investor Enquiries:

Jonathan Hunt (London)	+44 (0) 20 7304 5087

Ed Seage (US)	+1 302 886 4065

Jörgen Winroth (US)	+1 212 579 0506

Goldman Sachs International	+44 (0) 20 7774 1000

Guy Slimmon

Mark Sorrell

This announcement is for informational purposes only and does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. This announcement also does not constitute a Solicitation / Recommendation Statement under the rules and regulations of the US Securities and Exchange Commission (the "SEC"). The Offer is being made solely by means of the Offer Document and the Form of Acceptance accompanying the Offer Document, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In the United States, AstraZeneca is filing a Tender Offer Statement containing the Offer Document and other related documentation with the SEC on Schedule TO and CAT is filing a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 on or about today’s date. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents to be filed by AstraZeneca or CAT in connection with this Offer are available on the SEC’s website at http://www.sec.gov. The Offer Document and Acceptance Forms accompanying the Offer Document are being made available to all CAT Shareholders at no charge to them. CAT Shareholders are advised to read the Offer Document and the accompanying Acceptance Forms as they contain important information. CAT Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement as they contain important information.

It should be noted that by virtue of the conflicting provisions of the City Code and the Exchange Act, the Panel has agreed that the Acceptance Condition can be structured so that the Offer cannot become or be declared unconditional as to acceptances until such time as all other conditions of the Offer have been satisfied, fulfilled or, to the extent permitted, waived.

Goldman Sachs International, which is authorised and regulated by the Financial Services Authority, is acting exclusively for AstraZeneca and no one else in connection with the Offer and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer or any other matters referred to in this announcement.

The availability of the Offer to CAT Shareholders who are not resident in and citizens of the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders are contained in the Offer Document.

2

Unless otherwise determined by AstraZeneca and permitted by applicable law and regulation, subject to certain exemptions, the Offer will not be capable of acceptance from or within a Restricted Jurisdiction. Accordingly, copies of this announcement must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction and persons receiving this announcement (including custodians, nominees and trustees) should observe these restrictions and must not mail or otherwise distribute this announcement in, into or from any such jurisdictions.

The Loan Notes which may be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the Securities Act or under any relevant laws of any state or other jurisdiction of the United States, nor have clearances been, nor will they be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus has been, or will be, filed, or registration made, under any securities law of any province or territory of Canada, nor has a prospectus in relation to the Loan Notes been, nor will one be, lodged with, or registered by, the Australian Securities and Investments Commission, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities laws is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States or any other Loan Note Restricted Jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of any other Loan Note Restricted Jurisdiction.

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Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 May 2006, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 2793 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,570,878,766.

G H R Musker
Company Secretary
24 May 2006

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 24 May 2006, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2802 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,569,906,365.

G H R Musker
Company Secretary
25 May 2006

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 26 May 2006, it purchased for cancellation 250,000 ordinary shares of AstraZeneca PLC at a price of 2811 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,569,681,587.

G H R Musker
Company Secretary
30 May 2006